Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Mariner Energy, Inc.

File No. 333-129096

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. The registration statement has not yet been declared effective.  Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

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[GRAPHIC]

THE “NEW” FST

Same Leadership. Same Strategies. Same Discipline. Improved Focus.

[LOGO]

GROWTH	PROGRESS	MOMENTUM

January 10-11, 2006

THE “NEW” FST – Operations Spin-Off Drives Value

•                  Innovative transaction provides new optionality and returns value directly to Forest’s shareholders

•                  Opportunistic tax-free spin / merge of offshore Gulf operations creates two highly focused and valuable enterprises

•                  Investment in Mariner Energy creates high quality, well positioned GOM independent with excellent track record and growth outlook

•                  Remaining Forest creates highly-focused onshore resource company to execute a more focused “acquire and exploit” strategy

•                  Forest’s portfolio of long-life, concentrated assets in high quality basins provides a foundation for sustainable organic growth

STREAMLINED ASSET BASE, IMPROVED FOCUS AND BETTER POSITIONED FOR GROWTH

[LOGO]

KEY TRANSACTION TERMS

Asset Contribution

•                  344 Bcfe of Forest offshore proved reserves (12/31/04)

Liability Contribution

•                  $200 Million of debt

•                  $50 Million of derivatives at 6/30/2005

•                  $157 Million of ARO

Structure

•                  Tax-free Reverse Morris Trust transaction

•                  Spin-off of offshore Gulf of Mexico operations

•                  Stock-for-stock merger of “SpinCo” and Mariner

Mariner Equity Ownership

•                  58.2% Forest shareholders

•                  41.8% Mariner shareholders

Mariner Management & Governance

•                  Scott D. Josey, Chairman & CEO

•                  7 member board

•                  2 members to be mutually agreed by Forest and Mariner

Expected Close

•                  Q1 2006 (economic effective date of July 1, 2005)*

•                  Forest and Mariner shareholders will each own freely tradable registered stock in Mariner upon closing

*  Subject to Mariner shareholder vote and SEC registration requirements and Forest bondholder consent

[LOGO]

Combination

Mariner Contribution	[LOGO]
• Management
• Deepwater, shelf, West Texas assets
• Exploration track record
• Prospect inventory

Forest Contribution	[LOGO]
• Development expertise/personnel
• Underexploited shelf assets
• Identified exploitation opportunities
• Cash flow

42% Equity ownership	[GRAPHIC]	58% Equity ownership

•                  Dynamic GOM player with scale and expertise to effectively compete in the shelf, deep shelf, and deepwater

•                  Strong cash flow

•                  Modest debt level

•                  Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases

•                  Blend of exploration and exploitation opportunities

Mariner – SpinCo Trend Map

[GRAPHIC]

Shelf and Deepwater (470,000+ net undeveloped acres)

•                  Creates a leading Gulf of Mexico focused independent

•                  Balances deepwater exploration with low risk shelf production

•                  Adds high impact deep shelf and ultra-deep shelf opportunities

•                  Extensive prospects in inventory

•                  Synergies achieved through property overlap and operating efficiencies

Combined Reserves as of 12/31/04 615 Bcfe*

[CHART]

*Reserves are pro-forma acquisition of Bass Lite

GOM Lease Expirations 2004-2005: 563 Leases

[GRAPHIC]

GOM Lease Expirations 2006-07: 2,411 Leases

[GRAPHIC]

GOM Lease Expirations

[GRAPHIC]

•      2006-07 Expirations: 2,411

•      2008-09 Expirations: 1,473

Mariner Organization

Chairman
CEO
Scott Josey
(25 years)

COO

Dalton Polasek
(30 years)

VP General Counsel Teresa Bushman (20 years)	VP Corporate Development Jesus Melendrez (25 years)	VP CFO Rick Lester (31 years)	VP CXO Mike van den Bold (19 years)	VP Shelf & Onshore Judd Hansen (27 years)	VP Deepwater Cory Loegering (28 years)

Exploration Track Record

[GRAPHIC]

Significant Discoveries….over 80% Internally Generated

Deepwater Operations Expertise

[GRAPHIC]

Historical Performance

Proved Reserves

[CHART]

*Reserves are pro-forma acquisition of Bass Lite

Daily Production

[CHART]

EBITDA

[CHART]

*Includes $10MM for non-cash stock compensation

Reserves Replacement Rate

[CHART]

Rolling 3-Year F&D Cost

[CHART]

*Excludes future development capital of $255MM

CAPEX

[CHART]

Strong Competitive Positioning and Value

2004 Proved Reserves

[CHART]

EV/ 2004 Proved Reserves

[CHART]

2005 Production

[CHART]

EV/ 2005 Production

[CHART]

*Reserves are pro-forma for acquisition of Bass Lite

Note: Enterprise values as of January 5, 2006.

FOREST OIL’S REMAINING ASSETS

[GRAPHIC]

Alaska

12/31/04 Reserves (Bcfe)	117
YTD 2005 Production (MMcfe/d)	41
12/31/04 Net Acreage (M)	1,182
Reserve Life	7.9

Canada

12/31/04 Reserves (Bcfe)	152
YTD 2005 Production (MMcfe/d)	71
12/31/04 Net Acreage (M)	930
Reserve Life	5.9

Western

12/31/04 Reserves (Bcfe)*	643
YTD 2005 Production (MMcfe/d)	112
12/31/04 Net Acreage (M)*	254
Reserve Life*	15.8

Southern

12/31/04 Reserves (Bcfe)*	198
YTD 2005 Production (MMcfe/d)	45
12/31/04 Net Acreage (M)*	147
Reserve Life	12.1

Consolidated

12/31/04 Reserves (Bcfe)*	1,110
YTD 2005 Production (MMcfe/d)	269
12/31/04 Net Acreage (M)*	7,698
Reserve Life	11.3

* Pro Forma for the Buffalo Wallow Acquisition and offshore spin-off

REALIGNING ASSET BASE – “The Perfect Pie”

Old Forest Oil

[CHART]

2004 Reserves: 1,454 Bcfe *

61% Gas

75% PD

[CHART]

YTD 2005 Production: 475 MMcfe/d

2005 R/P:  8.0

New Forest Oil

[CHART]

2004 Reserves: 1,110 Bcfe *

55% Gas

74% PD

[CHART]

YTD 2005 Production: 269 MMcfe/d

2005 R/P:  11.3

*  Pro-Forma for the Buffalo Wallow acquisition and offshore spin-off

…FOCUSED STRATEGY…

“4 Point” Philosophy

1.              Leadership

•                  Superb technical talent pool

•                  Deep managerial bench

•                  Proven acquiror

2.              Strategies

•                  Sustainable growth at high returns

•                  Intense focus on costs

3.              Discipline

•                  Rigorous evaluation criteria

•                  Capital budget adherence

4.              Focus

•                  Focused onshore portfolio

•                  Critical mass in core areas

Revised “4 Point” Strategy

1.              Grow organically

•                  12% prod. growth in 2006 (10% organic)

•                  Exploit “new” portfolio and resource plays

2.              Identify attractive acquisition opportunities

•                  Strong track record and momentum

•                  Target prospect rich opportunities supported by land

•                  Tax-efficient acquiror ($706 MM NOLs)

3.              Reduce costs

•                  Cost control in all areas

4.              Preserve financial flexibility

•                  Strong free cash flow profile

•                  Remain in targeted Net Debt / Book Cap range of 30% - 40%

…AND COMPELLING INVESTOR APPEAL

•                  Uniquely positioned mid-cap with critical mass in multiple high quality basins

•                  Extensive drilling inventory in Texas Panhandle / Mid-Continent area

•                  Large scale Permian footprint and Haley Atoka exposure

•                  High quality Alberta Plains and Canadian Foothills inventory

•                  Significant Rockies acreage position

•                  High impact Onshore Louisiana and Texas exploration

•                  Significant acreage in developing Alaska gas

•                  Well-balanced resource play with visible organic growth profile

•                  Extensive exploitation inventory; over 2,350 projects

•                  Attractive exploration upside; 7.1 million net undeveloped acres

•                  Successful acquisition and exploitation track record fueling steady replenishment of drilling opportunities

•                  In excess of $1 billion in strategic acquisitions over last 2 years adding 681 Bcfe at an all-in cost of $1.51 / Mcfe

•                  Demonstrated ability to be disciplined with capital spending

•                  Excellent tax loss carryforward position (US $466 MM and Canada $240 MM)

SUSTAINABLE GROWTH PROFILE

[CHART]

* Adjusted for 7 MMcfe/d announced deferrals due to Hurricanes

EXTENSIVE PROSPECT INVENTORY

Key Growth Platforms	Project Inventory	Net Reserve Potential (Bcfe)

Buffalo Wallow (Texas Panhandle) – From 40 to 20-acre spacing	346	377

Permian Basin – 30,000 net acres in Haley Atoka	679	565

Wild River – From 640 to 160 acre spacing	120	54

Southern – Frio,Yegua, Wilcox, Vicksburg trend	419	513

Onshore Cook Inlet Gas	35	1,875

Total	1,599	3,384

WESTERN BUSINESS UNIT - Buffalo Wallow

[GRAPHIC]

•                  120 Bcfe of estimated proved reserves and production of 32 MMcfe/d

•                  370 drillsites identified (40 identified as PUD)

•                  Field approved for 20 acre downspacing

•                  Production increased 60% since acquisition (100% success rate)

•                  Production expected to increase to 40 to 45 MMcfe/d in 2006

•                  33,000+ gross acres in trend

•                  Deep pay found in the Atoka

WESTERN BUSINESS UNIT – Greater Haley Deep Gas Play

[GRAPHIC]

Greater Haley Area

•                  Rejuvenated by Anadarko in 2003

•                  Forest is actively leasing in the play; currently 30,000 net acres

Slash Ranch/Demmit

•                  Fusselman/Atoka/Morrow stacked pay potential

•                  Bell Canyon and Cherry Canyon Recompletion program

Apollo

•                  Active recompletion and re-entry program

Vermejo Field

•                  Active 2 rig drilling program

•                  Active recompletion and re-entry program

•                  Atoka sidetrack opportunities may exist

CANADIAN BUSINESS UNIT – Wild River

[GRAPHIC]

•                  Very active area for shallow and deep gas exploration on 21,000 acres

•                  Gross production increased from 17 to 49 MMcfe/d

•                  Well costs reduced

•                  Four wells awaiting pipeline connection

•                  Two drilling rigs in the field

•                  160 acre down-spacing and commingling recently approved

•                  Over 100 down-spacing locations identified

SOUTHERN BUSINESS UNIT - Sabine

[GRAPHIC]

•                  Approximately 157,000 acres leased or optioned in this prolific Yegua and Wilcox trend (45% WI)

•                  260 square miles of 3-D and 2,000 linear miles of 2-D data available to map

•                  Five wells in the field completed at an average of 3.7 MMcfe/d

•                  One well completing

SOUTHERN BUSINESS UNIT – Katy

[GRAPHIC]

•                  Took over drilling operations

•                  Drilled 2 Frio discoveries in 2005

•                  Combined IP’s < 1 MMcf/d for total investment of $585M

•                  Sparks recompletion tested at 2 MMcfe/d

•                  Virgin pressure discovered on Wilcox recompletion

•                  Yegua has produced 6 Tcf from this field

•                  122 square miles of 3D seismic coverage

ALASKA BUSINESS UNIT - Onshore Alaska Gas

[GRAPHIC]

•                  Undeveloped onshore net acreage in excess of 1,100,000 acres

•                  West Foreland #2 (100% WI) tested 15 MMcfe/d

•                  Three Mile Creek Unit #1 (30% WI) tested 5 MMcfe/d from shallow zone

•                  Net undeveloped acreage of approximately 106,000 acres surrounding the three discoveries (recently added 18,000 acres)

•                  New supply contract commences in Q4 2005

•                  2 additional tests planned in 2005

ACQUISITION LOOKBACK SUMMARY – 6/30/2005

Unocal, New Permian, Wiser, S. Bonus, Minihan, McAllen & Oxy

	Investment	Reserves
	($MM)	(Bcfe)	$ / Mcfe

Original Acquisition	775	517	1.50

Cash Flow / Production	(346)	(91)	3.80

Subtotal	429	426	1.01

Capital Projects	188	133	1.41

Total Investment	617	559	1.10

•                  45% of original investment paid out with 82% of reserves remaining

•                  36% of total investment paid out with 108% of reserves remaining

ADDITIONAL REMAINING VALUE

•                  Unbooked discoveries

•                  S. Africa (tested 220 MMcfe/d)

•                  Mackenzie Delta (approximately 200 Bcfe of unbooked reserves)

•                  Carried interest on frontier acreage

•                  Gabon (100% carry on seismic and well to be spud in Q1 2006)

•                  S. Africa deepwater

•                  Cook Inlet Pipeline Company

•                  Lantern Drilling Company

•                  8 company-owned drilling rigs operating in the Permian Basin

•                  Tax attributes

•                  $706 Million NOL (including Canadian tax pools of $240 MM)

•                  Extensive undeveloped acreage and seismic database worldwide

VALUE PROPOSITION – Peer Group Comparison

2004 Proved Reserves

[CHART]

EV/2004 Proved Reserves

[CHART]

2005E Production

[CHART]

EV/2005E Production

[CHART]

Note:  Enterprise values as of January 5, 2006.

* Pro forma for Buffalo Wallow acquisition

THE “NEW” FST – Summary of Opportunity

•                  Unlocks intrinsic shareholder value in a tax efficient manner and clarifies the value proposition

•                  Intensifies focus on two discreet asset bases, each with critical mass and competitive advantage

•                  Integrates offshore portfolio into high growth vehicle with deepwater exploration potential

•                  Unleashes Forest’s management to aggressively execute the onshore resource-focused growth strategy

Value Proposition

•                  Public valuations and M&A transactions support values of $2.74 per proved reserve and $12,538 per flowing Mcfe/d for remaining Forest

•                  Public valuations and M&A transactions support values of $3.63 per proved reserve and $10,465 per flowing Mcfe/d for Mariner/Spinco

[LOGO]

EBITDA Reconciliation

1H05

EBITDA	77.5
Changes in working capital	(14.9)
Non-cash hedge gain	(2.5)
Amortization/other	0.6
Stock compensation exp.	9.5
Net interest expense	(3.0)
Income tax benefit	5.5

Net cash provided by operating activities	72.7

CAUTIONARY STATEMENTS

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use the terms “probable” and “possible” reserves, reserve “potential” or “upside” or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines strictly prohibit Forest from including in filings with the SEC.  These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us.  Investors are urged to consider closely the disclosure in Forest’s Form 10-K for fiscal year ended December 31, 2004, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations.  You can also obtain this form from the SEC by calling 1-800-SEC-0330.

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities that Forest and Mariner assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  The forward-looking statements provided in this presentation are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  Forest and Mariner cautions that their future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas.  These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest’s 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.  Also, the financial results of Forest’s foreign operations are subject to currency exchange rate risks.  Any of these factors could cause Forest’s or Mariner’s actual results and plans to differ materially from those in the forward-looking statements.

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the spin-off transaction, or the proxy statement/prospectus-information statement to be mailed to shareholders.  The registration statement has not yet been declared effective.  Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available.  The proxy statement/prospectus-information statement and other documents that will be filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention:  Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Suite 900, Houston, TX 77042-2831, Attention:  Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.